SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2013

Commission File Number 001-31466

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Press Release of April 26, 2013 — Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) announces election of new Board of Directors

Coca-Cola Hellenic Bottling Company S.A.

Announces election of new Board of Directors

Athens, Greece — 26 April 2013 — Further to the announcement of the results of the tender offer of Coca-Cola HBC AG for the acquisition of all ordinary registered shares of Coca-Cola Hellenic Bottling Company S.A. (the “Company”), the Company announces that following consecutive resignations of all the members of its board of directors, a new seven-member Board of Directors has been elected according to article 18 par. 8 of Greek law 2190/1920 and article 7 par 3 of the Company’s Articles of Association as follows:

Nikolaos Mamoulis, Chairman — Non-Executive Director

Emmanouil Fafalios, Chief Executive Officer — Executive Director

Spyridon Mello, Secretary, Non-Executive Director

Garifallia Spiriouni, Non-Executive Director

Vasileios Goutis, Independent Non-Executive Director

Georgios Mellas, Independent Non-Executive Director

Dimitrios Farmakidis — Markou, Independent Non-Executive Director

The above new board members have formed the committees of the Company according to Law 3016/2002 on corporate governance as follows:

Audit Committee:

Vasileios Goutis — Chairman

Georgios Mellas — Member

Dimitrios Farmakidis — Markou — Member

Human Resources Committee:

Spyridon Mello — Chairman

Emmanouil Fafalios — Member

Garifallia Spiriouni — Member

Social Responsibility Committee:

Spyridon Mello — Chairman

Emmanouil Fafalios — Member

Garifallia Spiriouni — Member

Enquiries

Coca-Cola Hellenic Group Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com
Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email: panagiotis.vergis@cchellenic.com
Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com
International media contact: RLM Finsbury Guy Lamming Charles Chichester Philip Walters Charles O’ Brien	Tel: +44 20 7251 3801 email: guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com email: philip.walters@rlmfinsbury.com email: charles.o’brien@rlmfinsbury.com
Greek media contact: V+O Communications Mary Andreadi	Tel: +30 211 7501223 email: ma@vando.gr

About Coca-Cola Hellenic Group

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a standard listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2013	Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ SPYROS MELLO
	Name:	Spyros Mello
	Title:	Chief Compliance Officer and Deputy General Counsel